UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 3)

Filed by the Registrant  ☐

Filed by a Party other than the Registrant  ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material under §240.14a-12

SPIRIT AIRLINES, INC.

(Name of Registrant as Specified In Its Charter)

JETBLUE AIRWAYS CORPORATION

SUNDOWN ACQUISITION CORP.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

SPECIAL MEETING OF STOCKHOLDERS

OF

SPIRIT AIRLINES, INC.

TO BE HELD ON JUNE 30, 2022

SUPPLEMENT TO

PROXY STATEMENT

OF

JETBLUE AIRWAYS CORPORATION

SUNDOWN ACQUISITION CORP.

SOLICITATION OF PROXIES IN OPPOSITION TO

THE PROPOSED ACQUISITION OF SPIRIT AIRLINES, INC.

BY FRONTIER GROUP HOLDINGS, INC.

This proxy supplement (“Proxy Supplement”) supplements, updates and amends the definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2022 (the “Definitive Proxy Statement”) by JetBlue Airways Corporation, a Delaware corporation (“JetBlue”, “we”, “our” or “us”), and Sundown Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of JetBlue (“JetBlue Merger Sub”) (for convenience purposes, throughout this Proxy Supplement, we sometimes refer to JetBlue as the party soliciting proxies in connection herewith), in connection with our solicitation of proxies to be used at the special meeting (the “Special Meeting”) of stockholders of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), to be held virtually, via live webcast on the Internet at www.virtualshareholdermeeting.com/SAVE2022SM, on June 30, 2022 at 9:00 a.m. Eastern Time, and at any adjournments or postponements thereof. The Definitive Proxy Statement and BLUE proxy card were first mailed to Spirit stockholders on or about May 26, 2022.

This solicitation is being made by JetBlue and not by or on behalf of the board of directors of Spirit (the “Spirit Board”).

Except as amended, updated or supplemented by this Proxy Supplement, all information set forth in the Definitive Proxy Statement remains unchanged and should be considered in casting your vote by proxy in advance of the Special Meeting or in person at the Special Meeting. This Proxy Supplement should be read in conjunction with the Definitive Proxy Statement. To the extent that information in this Proxy Supplement differs from, conflicts with, or updates information contained in the Definitive Proxy Statement, the information in this Proxy Supplement is more current and shall prevail. Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Definitive Proxy Statement.

This Proxy Supplement is dated June 29, 2022.

SUPPLEMENTAL AND AMENDED DISCLOSURES

The disclosure under the question heading “1. Why should I vote against the Frontier Merger Proposal?” beginning on page 1 of the Definitive Proxy Statement is hereby amended and supplemented as follows:

1.	the section is hereby amended and supplemented by amending and restating in its entirety the third to last paragraph of the section as follows:

            The Spirit Board, prior to June 9, 2022, refused to meaningfully engage with JetBlue regarding the proposals made by JetBlue (which are described in detail under “Background of the Solicitation” below) despite the terms of the Frontier Merger Agreement which permit Spirit to engage in such discussions if the Spirit Board concludes that the transaction with JetBlue could reasonably be expected to result in a superior proposal. As described above, our Offer is clearly financially superior. The Spirit Board nevertheless, prior to June 9, 2022, refused to meaningfully engage in discussions with JetBlue because it claimed, without merit, that a JetBlue-Spirit transaction is not “reasonably capable of being consummated” due to antitrust risk. As discussed in “Background of the Solicitation” below, on June 20, 2022, we proposed a contractual divestiture obligation with an express covenant to litigate and to divest assets of JetBlue and Spirit up to a material adverse effect on JetBlue and its subsidiaries (including Spirit and its subsidiaries) after giving effect to the acquisition of Spirit by JetBlue, taken as a whole, with a limited carve-out to this divestiture obligation for actions that would be reasonably likely to materially and adversely affect the anticipated benefits of the parties to the Northeast Alliance Agreement between JetBlue and American Airlines, Inc., dated as of July 15, 2020, and the agreements contemplated thereby. We believe this commitment is sufficient to address any concerns the applicable regulatory authorities may have with our proposed acquisition of Spirit. Furthermore, we have proactively offered to divest any assets of Spirit located in New York and Boston, which is designed to address the Spirit Board’s concern regarding our Northeast Alliance, as well as gates and related assets at Fort Lauderdale-Hollywood International Airport. In addition to our agreement to pay to Frontier the $94.2 million break-up fee set forth in the Frontier Merger Agreement, as more fully discussed in “Background of the Solicitation” below, on June 27, 2022, JetBlue offered to pay a $400 million “reverse break-up fee” to Spirit in the event the proposed combination failed due to antitrust reasons, an unprecedented feature in airline industry mergers, demonstrating our confidence in our ability to obtain the required antitrust approvals and further increasing the certainty of closing. Further, on June 27, 2022, JetBlue offered to accelerate the payment of a portion of the “reverse break-up fee” by offering to pay: (i) $2.50 per share in cash to Spirit’s stockholders promptly following Spirit stockholder approval of the acquisition of Spirit by JetBlue and the termination of the restrictions on the payment of dividends by Spirit imposed by any existing government support restrictions under the Coronavirus Aid, Relief, and Economic Security Act, the Consolidated Appropriations Act or the American Rescue Plan Act, as applicable (the “Government Support Laws”), and which amount would reduce the “reverse break-up fee” payable to Spirit in the event of the termination of the JetBlue-Spirit transaction for antitrust reasons; and (ii) a ticking fee of $0.10 per share in cash, subject to applicable Government Support Laws, payable though a dividend to Spirit’s stockholders on a monthly basis between January 2023 and the consummation or termination of the transaction, represents an estimated aggregate ticking fee of up to $1.80 per share, of which the first $1.15 per share in payments would reduce the “reverse break-up fee” payable to Spirit in the event of the termination of the JetBlue-Spirit transaction for antitrust reasons. In spite of these efforts, the Spirit Board, prior to June 9, 2022, refused to meaningfully engage with us in discussions. If the Spirit Board continues to meaningfully engage with us, we will work towards a consensual transaction to acquire all of the outstanding Shares on terms consistent with the terms more fully discussed in “Background of the Solicitation” below.

The disclosures under the heading “Background of the Solicitation” beginning on page 3 of the Definitive Proxy Statement are hereby amended and supplemented as follows:

1.	the section is hereby amended and supplemented by adding the following paragraphs at the end:

On June 20, 2022, representatives of Debevoise provided representatives of Shearman & Sterling a revised draft of the Proposed Interim Operating Covenants.

On June 21, 2022, representatives from Spirit, JetBlue, Shearman & Sterling and Paul Weiss held a call to discuss JetBlue’s regulatory strategy, including identifying sources of consumer benefits.

On June 22, 2022, representatives of Spirit, JetBlue, Debevoise and Shearman & Sterling held a videoconference to discuss the Proposed Interim Operating Covenants. On the same day, representatives of Barclays and Morgan Stanley held a call with representatives from Goldman Sachs to discuss the revised proposal from JetBlue as well as the timing of the review of the proposal.

Also on June 22, 2022, representatives of Shearman & Sterling provided representatives of Debevoise a revised draft of the Proposed Retention Plan.

On June 23, 2022, representatives of Spirit and Paul Weiss had a videoconference with representatives of JetBlue and Shearman & Sterling during which Spirit and Paul Weiss asked questions concerning various aspects of the NEA and discussed other pending matters with respect to the transaction between Spirit and JetBlue.

On June 24, 2022, a representative of Debevoise had a call with Shearman & Sterling to clarify certain provisions of the regulatory approval covenant proposed by JetBlue.

During the afternoon on June 24, 2022, Mr. Christie called Mr. Hayes to inform him that the Spirit Board had determined that the JetBlue Proposal did not constitute a Superior Proposal. Later that day, Frontier and Spirit announced amendments to the Frontier Merger Agreement.

On June 27, 2022, Mr. Hayes sent Mr. Christie an email attaching the following letter:

TO: Spirit Board of Directors

Spirit Airlines, Inc.

2800 Executive Way

Miramar, FL 33025

June 27, 2022

Dear Spirit Board of Directors:

Following your failure to declare our June 20 proposal a Superior Proposal1, we have engaged in direct discussions with a number of Spirit stockholders who continue to support our proposal. Based on those discussions, we are modifying our proposal (our “Proposal”) to reflect the following:

•	Increase our reverse break-up fee to $400 million, or $3.65 a share;

•	Increase the prepayment to $2.50 per share, payable promptly following a successful Spirit stockholder vote approving the merger between Spirit and JetBlue (subject to CARES Act limitations);

•	Payment of a ticking fee of $0.10 per month starting in January 2023, through the earlier of the consummation or termination of the transaction; and

•

The combination of these changes results in a total consideration of as much as $34.15 per share should the transaction be consummated at the end of the extended closing date, and provides Spirit stockholders total downside protection of up to $4.30 per share or approximately $470 million in the event the transaction is terminated after all of the monthly ticking payments have been made.

Our Proposal reflects the direct feedback from Spirit stockholders and is structured to maximize value and execution certainty for Spirit and its stockholders. We firmly believe our Proposal continues to constitute a decisively Superior Proposal.

Our counsel will separately send to your counsel a revised draft merger agreement reflecting these amended terms.

Sincerely,

/s/ Robin Hayes

Chief Executive Officer

Detailed Terms of Our Proposal

Coupled with our June 20 proposal, our Proposal clearly offers Spirit stockholders significantly more than the transaction with Frontier:

•	An increased reverse break-up fee of $400 million, or $3.65 per Spirit share[2], payable to Spirit in the unlikely event the transaction is not consummated for antitrust reasons, representing:

•	$50 million, or $0.46 per Spirit share, more than the reverse break-up fee Spirit and Frontier agreed to on June 24; and

•	Approximately 17% of Spirit’s unaffected share price[3], and approximately 89% of the original premium offered by Frontier[4].

•

An increased initial prepayment of the reverse break-up fee in the amount of $2.50 per share in cash, payable to Spirit stockholders promptly following the Spirit stockholder vote approving the combination between Spirit and JetBlue (subject to CARES Act limitations); in the unlikely event the reverse break-up fee is payable, this upfront payment would reduce the payment to Spirit at the time of the termination of the merger agreement. This initial prepayment represents:

[1]

As defined in the Agreement and Plan of Merger, dated as of February 5, 2022, as amended (the “Frontier Agreement”), among Top Gun Acquisition Corp., Frontier Group Holdings Inc. (“Frontier”), and Spirit.

[2]	Assumes fully diluted shares outstanding of approximately 109.5 million per Spirit’s Management.
[3]	Spirit closing share price as of February 4, 2022.
[4]	Represents percentage of the $4.10 premium between the $25.83 implied value of Frontier transaction and Spirit’s $21.73 closing share price as of February 4, 2022.

•	$0.28 per share or 13% more than the prepayment agreed by Frontier and Spirit on June 24; and

•	A 67% increase, or $1.00 per share, from our previously proposed prepayment of $1.50 per share.

•

Additional prepayment (the “Ticking Fee”) of $0.10/share per month, payable to Spirit stockholders starting in January 2023, funded by JetBlue, through a dividend on a monthly basis to Spirit stockholders until the earlier of the consummation or termination of the transaction. The aggregate amount distributed to Spirit stockholders will be deducted from the merger consideration or the reverse break-up fee, alongside the initial prepayment, up to an aggregate amount of $400 million or $3.65 per share. Any additional payments in excess to this amount would not be refundable to JetBlue. Therefore, $1.80 per share in aggregate Ticking Fee payments over 18 months up to July 2024 implies:

•	A total consideration of $34.15 per share in case the transaction is consummated; and

•	Downside protection of $4.30 per share / approximately $470 million in aggregate in the event the transaction is terminated.

•	Purchase price of at least $33.50 per Spirit share of common stock, in cash, which represents:

•	A 48.4% premium to Spirit’s closing share price of $22.57 on June 27, 2022;

•	A 52.1% premium to the implied value of the Frontier transaction, which was $22.03 as of June 27, 2022[5]; and

•	A total Equity Value for Spirit of $3.7 billion and an Enterprise Value of $7.5 billion.[6]

•

As a result, in the event the transaction is consummated, Spirit stockholders would receive total aggregate consideration of at least $33.50 and up to an estimated $34.15 per share in cash, comprised of:

•	$2.50 per share prepayment promptly following the Spirit stockholder vote approving the transaction with JetBlue;

•	Up to $1.80 per share in aggregate Ticking Fee payments, the final amount of which will depend on when the transaction is consummated or terminated; and

•

Per share merger consideration payable at closing of $31.00 less any Ticking Fee previously paid, up to $1.15 per share, therefore resulting in a payment at closing of between $29.85 per share and $31.00 per share, depending on when the transaction is consummated.

IMPORTANT

WE ARE SOLICITING PROXIES FROM SPIRIT STOCKHOLDERS TO VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS. WE BELIEVE OUR $30.00 PER SHARE ALL-CASH OFFER IS A SUPERIOR ALTERNATIVE FOR SPIRIT STOCKHOLDERS BECAUSE, AMONG OTHER THINGS, IT PROVIDES SUPERIOR AND MORE CERTAIN FINANCIAL VALUE THAN THE PROPOSED FRONTIER TRANSACTION BECAUSE IT IS ALL CASH AND, DUE TO THE DIVESTITURE COMMITMENTS AND REVERSE BREAK-UP FEE THAT WE HAVE OFFERED TO THE SPIRIT BOARD, GREATER CLOSING CERTAINTY THAN THAT OFFERED IN THE PROPOSED FRONTIER TRANSACTION. IF YOU WANT TO PRESERVE YOUR OPPORTUNITY TO ACCEPT OUR SUPERIOR OFFER, VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD TODAY OR VOTING BY INTERNET OR TELEPHONE. A VOTE “AGAINST” THE FRONTIER MERGER PROPOSAL WILL NOT OBLIGATE YOU TO VOTE YOUR SHARES IN FAVOR OF ANY DEFINITIVE AGREEMENT PROVIDING FOR OUR OFFER.

WE BELIEVE THAT A VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS WILL SEND A CLEAR MESSAGE TO THE SPIRIT BOARD THAT YOU FIRMLY BELIEVE OUR OFFER IS A SUPERIOR PROPOSAL, THAT YOU DO NOT WANT THE PROPOSED FRONTIER TRANSACTION TO BE COMPLETED, AND THAT THE SPIRIT BOARD SHOULD INSTEAD ENGAGE IN GOOD FAITH WITH US TO NEGOTIATE AND EXECUTE A DEFINITIVE AGREEMENT WITH RESPECT TO OUR OFFER. REJECTION OF THE FRONTIER MERGER PROPOSAL BY THE SPIRIT STOCKHOLDERS WILL ALSO ALLOW SPIRIT TO TERMINATE THE FRONTIER MERGER AGREEMENT AND COMMENCE NEGOTIATIONS WITH US ON A TRANSACTION THAT IS IN THE BEST INTEREST OF SPIRIT STOCKHOLDERS.

[5]	Represents the implied value of Frontier transaction as of June 27, 2022, based on Frontier’s $9.36 closing share price as of June 27, 2022 and the terms of the Frontier Agreement.
[6]	Assumes fully diluted shares outstanding of approximately 109.5 million per Spirit’s Management and adjusted Net Debt of $3.8 billion, including operating leases.

WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEW CLEAR TO THE SPIRIT BOARD BY VOTING TODAY “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES. WE URGE YOU TO VOTE TODAY BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD.

WE ARE NOT ASKING YOU TO VOTE ON OUR OFFER AT THIS TIME. A VOTE “AGAINST” THE FRONTIER MERGER PROPOSAL WILL NOT OBLIGATE YOU TO VOTE YOUR SHARES IN FAVOR OF ANY DEFINITIVE AGREEMENT PROVIDING FOR OUR OFFER. HOWEVER, IF THE PROPOSED FRONTIER TRANSACTION IS APPROVED, YOU WILL LOSE THE OPPORTUNITY TO CONSIDER OUR SUPERIOR PROPOSAL AND OFFER.

EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO SPIRIT, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE PRIOR TO THE SPECIAL MEETING. ONLY YOUR LATEST-DATED PROXY COUNTS. WE URGE YOU TO PROMPTLY VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS, BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES.

WE URGE YOU TO SEND THE SPIRIT BOARD A CLEAR MESSAGE THAT THE TRANSACTION WITH FRONTIER FOR A LOWER PRICE THAN REFLECTED IN OUR OFFER AND THAT HAS LESS REGULATORY PROTECTION IS NOT A DESIRED OUTCOME, AND THAT THE SPIRIT BOARD SHOULD TAKE ALL NECESSARY STEPS TO MAXIMIZE STOCKHOLDER VALUE AND ENGAGE IN GOOD FAITH WITH US. VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS TODAY.

IF YOUR SHARES ARE HELD THROUGH A BROKER, A BANK OR OTHER NOMINEES IN “STREET NAME,” DELIVER THE BLUE VOTING INSTRUCTION FORM IN THE ENVELOPE PROVIDED OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO VOTE ON YOUR BEHALF AND TO ENSURE THAT A BLUE PROXY CARD IS SUBMITTED ON YOUR BEHALF. IF YOUR BROKER OR BANK OR CONTACT PERSON RESPONSIBLE FOR YOUR ACCOUNT PROVIDES FOR VOTING INSTRUCTIONS TO BE DELIVERED TO THEM BY INTERNET OR TELEPHONE, INSTRUCTIONS TO DO SO WILL BE INCLUDED ON THE BLUE VOTING INSTRUCTION FORM.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

IMPORTANT VOTING INFORMATION

1. If your Shares are held in your own name, please sign, date and return the BLUE proxy card in the postage-paid envelope provided.

2. If your Shares are held in “street name,” only your broker, bank or other nominee can vote your Shares and only upon receipt of your specific instructions. If your Shares are held in “street name,” return the BLUE proxy card in the envelope provided, or contact the person responsible for your account to vote on your behalf and to ensure that a BLUE proxy card is submitted on your behalf.

3. Do not sign or return any proxy card you may receive from Spirit. If you have already submitted a proxy card, it is not too late to change your vote—simply sign, date and return the BLUE proxy card. Only your latest dated proxy will be counted.

4. Only the Spirit stockholders of record as of the close of business on the Record Date (May 6, 2022) are entitled to vote at the Special Meeting. We urge each stockholder to ensure that the holder of record of his or her Share(s) signs, dates, and returns the BLUE proxy card as soon as possible.

If you have any questions or require any assistance in voting your Shares, please contact:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll Free: (877) 750-0537

Banks and Brokers May Call Collect: (212) 750-5833

THIS PROXY IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF SPIRIT. JETBLUE AND JETBLUE MERGER SUB HAVE FILED WITH THE SEC THE SCHEDULE TO CONTAINING OUR OFFER TO PURCHASE, FORM OF LETTER OF TRANSMITTAL AND OTHER DOCUMENTS RELATING TO OUR OFFER. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT OUR OFFER, AND THE SPIRIT STOCKHOLDERS ARE URGED TO READ THEM. JETBLUE AND JETBLUE MERGER SUB HAVE FILED WITH THE SEC A DEFINITIVE PROXY STATEMENT REGARDING THE PROPOSED FRONTIER MERGER AGREEMENT AND OTHER RELATED MATTERS AND MAY FILE OTHER PROXY SOLICITATION MATERIAL IN CONNECTION THEREWITH. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER PROXY SOLICITATION MATERIAL FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE PROXY STATEMENT AND ANY OTHER DOCUMENTS FILED BY JETBLUE WITH THE SEC AT THE SEC’S WEBSITE (WWW.SEC.COM) OR BY DIRECTING SUCH REQUESTS TO INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR OUR OFFER, AT (877) 750-0537 (TOLL FREE FOR STOCKHOLDERS) OR (212) 750-5833 (COLLECT FOR BANKS AND BROKERS).